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                          July 22, 2020

       Carter Ward
       Chief Financial Officer
       Elite Pharmaceuticals, Inc.
       165 Ludlow Avenue
       Northvale, New Jersey 07647

                                                        Re: Elite
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 15, 2020
                                                            File No. 333-239874

       Dear Mr. Ward:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Courtney
Lindsay at (202) 551-7237 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Rick Feiner